FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29 , 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

July 29, 2004

Forbes Medi-Tech Announces the Addition of Two Novel Cholesterol Absorption Inhibitors to its Drug Development Pipeline

Vancouver, BC – Forbes Medi-Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced the addition of two novel cholesterol absorption inhibitors to its drug development program.  Plans for the US Phase II clinical study of its lead compound, FM-VP4, were announced earlier this month, with an expected Q2 2005 start date.

“With the knowledge that we have gained from Forbes’ sterol technologies and our studies on cholesterol  absorption inhibition during the development of FM-VP4, we are looking forward to advancing our second and third compounds to the clinic, likely in 2005 and 2006, respectively,” said Charles Butt, President and CEO of Forbes Medi-Tech.

The first compound, FM-VA12 is a novel single molecular entity that has been shown in animal studies to inhibit cholesterol absorption with efficacy at least equal to that of FM-VP4.

 “We are using several different animal models to surmise the potential of Forbes’ compounds in lowering LDL-cholesterol and, more importantly, reducing and/or delaying atherosclerotic plaque formation,” stated Project Leader Dr. Kish Wasan, Associate Professor Canadian Institutes of Health Research University/Industry Research Chair, University of British Columbia, “We expect to complete our full set of studies on FM-VA12 by the end of this year and are pleased with the initial results.”

The second compound, FM-VP24, is a novel analogue, which inhibits cholesterol absorption while also exhibiting anti-inflammatory activity. “Although our research on FM-VP24 is very early stage, we are intrigued by the enormous potential of a drug that may combine the effects of LDL cholesterol lowering with anti-inflammatory activity,” said Butt.

“We intend to proceed directly to a more definitive animal model study with FM-VP24. Additionally, we are evaluating strategic licensing solutions that may include an early partnership program. This strategy fits well with our intention to further diversify our drug development pipeline through potential M&A activities.”

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Thomas Rozycki GCI Group Telephone: (212) 537-8106 Email: trozycki@gcigroup.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future drug research and development plans, which statements can be identified by the use of forward-looking terminology such as “plans”, “expected”, “looking forward”, “likely”, “potential”, “intention”, “may”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4, FM-VA12 or FM-VP24 will be further developed and marketed successfully as a drug or at all; the fact that results from preclinical studies may not be predictive of results obtained in clinical trials; the need for regulatory approvals prior to undertaking clinical trials and prior to marketing a final product, which approvals may not be obtained on acceptable terms or at all; the fact that the Company will be required to undertake additional pre-clinical studies before it will be able to proceed to clinical trials and there can be no assurance regarding the timing or outcome of such studies, whether the results of such studies will enable the Company to proceed with clinical trials, or as to the timing or outcome of any clinical trials; general research and development risks; the risk of technical obsolescence; product liability risks; insurance risks; manufacturing risks and the need to manufacture to regulatory standards; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; changes in business strategy or development plans; the dependency of the Company on key personnel; uncertainty as to future market size and market acceptance of the Company’s products; and partnership/strategic alliance risks and uncertainty whether the Company will be able to complete any partnerships or M&A activities; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.